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Assurance | Tax | Advisory

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
AOC Securities, LLC
New York, New York

We have audited the accompanying financial statements of AOC Securities, LLC (the Company) which comprise the statement of financial condition as of December 31, 2015 and the related notes that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement position. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred above present fairly, in all material respects, the financial position of AOC Securities, LLC as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

Richey May & Co.

Englewood, Colorado
February 26, 2016